Exhibit 15.5

INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM’S CONSENT

We consent to the incorporation by reference in this Form 20-F of Carbon Revolution Public Limited Company our report dated March 31, 2023, except for Note 9 as to which the date is April 4, 2023, which includes an explanatory paragraph as to the Company’s ability to continue as a going concern with respect to our audits of the financial statements of Twin Ridge Capital Acquisition Corp. as of December 31, 2022 and 2021 and for the year ended December 31, 2022 and for the period from January 7, 2021 (inception) through December 31, 2021 appearing in the Annual Report on Form 10-K of Twin Ridge Capital Acquisition Corp. for the year ended December 31, 2022. We also consent to the reference to our firm in Section 10.G of this Form 20-F.

/s/ Marcum llp

Marcum llp
New York, NY
November 9, 2023